SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a Notice to the Shareholders to be sent to shareholders in connection with the Special Meeting of Shareholders scheduled for October 17, 2017.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: September 11, 2017

NOTICE TO THE SHAREHOLDERS OF G. WILLI FOOD INTERNATIONAL LTD. (the "Company")

September 11, 2017

The Proxy Statement for the Special Meeting of Shareholders of the Company scheduled for October 17, 2017 is hereby amended by adding the following clause (g) in Proposal No. 2 ("Approval of the terms of office of Mr. Yoseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board") as part of the description of the main terms and conditions of each of the Management Services Agreements:

(g)
The co-Chairman will be included in the D&O insurance policy of the Company and its subsidiaries under the same terms as other directors and officers of the Company, and he will be entitled to an exemption and indemnification letter identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:

http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt.